EXHIBIT 99.2

Yandex Announces Board Authorization of a Share Repurchase Program

Moscow and The Hague, March 11, 2013. Yandex N.V. (NASDAQ:YNDX), one of Europe’s largest internet companies, today announced that its Board of Directors has authorized a program to repurchase up to 12 million Class A shares, commencing after the completion of the distribution in connection with the secondary offering of Class A shares also announced today. Such shares may be repurchased from time to time in open market transactions. The timing and amount of share repurchases will depend on a variety of factors, including market conditions. Yandex intends to make all repurchases in compliance with applicable regulatory guidelines and to administer the program in accordance with applicable laws, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended.  The company intends to enter into a repurchase plan under Rule 10b5-1 under the Exchange Act in respect of substantially all of the shares to be repurchased under such program, and may also make additional repurchases from time to time outside such plan. The repurchase program will be in effect until at least November 14, 2013, and, if the company’s shareholders renew the board’s authority to repurchase company shares at the 2013 annual general meeting of shareholders, will be extended until March 2014.

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Forward-Looking Statements

Statements in this release that are not historical facts are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risk and uncertainties include, but are not limited to, the consummation of the secondary offering by selling shareholders noted above and the completion of the Company’s share repurchase program. Forward-looking statements reflect management’s analysis as of the date of this press release.  Important factors that could cause actual results to differ materially from our expectations are more fully described in our filings with the SEC.  Except as required by applicable law, we do not undertake to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

About Yandex

Yandex is one of Europe’s largest internet companies, operating Russia’s most popular search engine and most visited website. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex also operates in Turkey, Ukraine, Belarus and Kazakhstan. More information on Yandex can be found at http://company.yandex.com.

CONTACT:

Investor Relations:

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations:

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru